UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,225,580,130.26	$1,301,044.74

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 57,410,242 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kite Pharma, Inc. (“Kite”) multiplied by $180.00, (ii) 4,387,212 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $180.00, (iii) 86,850 Shares issuable pursuant to outstanding warrants multiplied by $180.00, (iv) 181,811 Shares issuable pursuant to outstanding unvested stock options multiplied by $105.66 (which is $180.00 minus the weighted average exercise price for such options of $74.34 per share) and (v) 373,307 Shares issuable pursuant to outstanding unvested restricted stock units that are anticipated to vest prior to the completion of the transaction multiplied by $180.00. The calculation of the filing fee is based on information provided by Kite as of August 31, 2017.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,301,044.74	Filing Party:	Dodgers Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 5, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated September 5, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

(1) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Kite” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the fifth full paragraph on page 30 of the Offer to Purchase, under the subsection titled “Background of the Offer and the Merger” which begins on page 26 of the Offer to Purchase with the following:

“Over the next several days Kite, Parent, Sullivan & Cromwell and Skadden Arps discussed the terms of the Transactions, focusing on the elimination of the tender and support agreement, the size of the termination fee, the circumstances under which the Company could negotiate alternative proposals and accept superior offers, the representations and warranties, and the interim operating restrictions.  During this time discussions were initiated relating to employee retention matters and the parties discussed the provisions of the draft Merger Agreement relating to employees and employee benefits.”

(2) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Kite” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the seventh full paragraph on page 30 of the Offer to Purchase, under the sub section titled “Background of the Offer and the Merger,” which begins on page 26 of the Offer to Purchase, with the following:

“Also on August 24, 2017, Dr. Milligan and Dr. Belldegrun discussed a number of matters, including, in a conversation that also included Mr. Dickinson and Katie L. Watson, Parent’s Executive Vice President, Human Resources, regarding strategies with respect to retention of Kite employees after the closing of the potential Transactions, including the treatment of unvested equity awards upon the closing of the Transactions.  Later that day, Mr. Dickinson sent Dr. Belldegrun a written proposal regarding certain employee retention matters, including post-Closing terms of employment for the Continuing Employees, post-Closing “welcome” grants of Parent equity-based awards, payment of 2017 annual bonuses to Continuing Employees, a retention pool to be jointly allocated by the parties as well as individual retention arrangements for certain executive officers of Kite, and, as had been specified in Parent’s initial draft of the Merger Agreement, the roll-over of unvested Kite equity awards into Parent equity awards on the same vesting terms as the existing Kite equity awards.”

(3) The information set forth in the Offer to Purchase under “The Tender Offer—Section 10—Background of the Offer; Contacts with Kite” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the ninth full paragraph on page 30 of the Offer to Purchase, under the sub section titled “Background of the Offer and the Merger,” which begins on page 26 of the Offer to Purchase, with the following:

“After this meeting, the parties discussed the requests of the Kite Board’s transaction committee and shortly thereafter agreed upon substantially all of the terms of the Merger Agreement, including with respect to certain retention arrangements and tax reimbursements for certain executive officers and a director of Kite (subject to finalization of the letter agreements relating to such tax reimbursement). During the course of the day and evening on August 26, 2017, Mr. Dickinson and Ms. Kim negotiated final points on the Merger Agreement. Representatives from Skadden Arps and Sullivan & Cromwell also continued to trade drafts and conduct negotiations on the merger agreement, the negotiations of which were completed overnight on August 26, 2017.”

(4) The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings Related to the Tender Offer” on page 48 of the Offer to Purchase with the following:

“Legal Proceedings Related to the Tender Offer.

On September 7, 2017, a purported stockholder of Kite filed a putative class action lawsuit against Kite, its directors, Parent and Purchaser in the United States District Court for the Central District of California, captioned Robert Berg v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06583 (the “Berg Matter”).  The same day, another purported stockholder of Kite filed a putative class action lawsuit against Kite and its directors in the United States District Court for the District of Delaware, captioned Simon Gordon v. Kite Pharma, Inc. et al., Case No. 1:17-cv-01281-RGA. On September 11, 2017, another purported stockholder of Kite filed a putative class action lawsuit against Kite, its directors, Gilead and Purchaser in the United States District Court for the Central District of California, captioned Mary Axelrod v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06684. In addition, on September 14, 2017, a purported stockholder of Kite filed a putative class action lawsuit against Kite and its directors in the United States District Court for the Central District of California, captioned Richard Morrissey v. Kite Pharma, Inc. et al., Case No. 2:17-cv-06771. The complaints allege that Kite, and its directors in their capacity as controlling persons, violated federal securities laws by failing to disclose material information in the Schedule 14D-9. In addition, the Berg Matter alleges that Parent acted as a controlling person of Kite within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9.  The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) damages; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. Parent believes the foregoing actions are all without merit and intends to defend against all claims asserted. However, in order to avoid the risk of litigation delaying or adversely affecting the Offer and to minimize the expense of defending the litigation relating to the Transactions, defendants have agreed to make the supplemental disclosures as set forth herein, which will moot the plaintiffs’ claims in the foregoing actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017

DODGERS MERGER SUB, INC.

By:	/s/ Robin L. Washington
	Name:	Robin L. Washington
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ John F. Milligan
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated September 5, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement, published September 5, 2017 in The Wall Street Journal*
(a)(5)(A)

Joint Press Release of Parent and Kite, dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(B)	Investor Presentation, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(C)	Infographic by Parent (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(D)

Email sent to Parent Operations Department and Senior Management on August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(E)

Email sent to employees of Kite, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(F)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(G)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(H)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(I)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(J)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(K)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(L)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(M)	Q&A provided to Kite employees (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*
(a)(5)(N)

E-mail to Kite employees from Kite management (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(b)(1)

Cash Bridge Facility Commitment Letter, dated as of August 31, 2017, among Gilead Sciences, Inc., Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC*

(b)(2)

Cash Bridge Joinder Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank N.A., Royal Bank of Canada and U.S. Bank National Association*

(b)(3)

Term Loan Facility Credit Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Bank of America, N.A., as Administrative Agent, certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 13, 2017)*

(d)(1)

Agreement and Plan of Merger, dated as of August 27, 2017, among Kite, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(d)(2)

Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

(d)(3)

Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Parent and Kite (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

*  Previously filed.